Mail Stop 3561

June 5, 2006

Mr. Brian Kawamura
Highriver Acquistion Corp.
P.O. Box 42198
Philadelphia, PA 19101

> **Re:** **Highriver Acquisition Corp.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Filed March 3, 2006**
> **File No. 000-50942**

Dear Mr. Kawamura:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 10-KSB for the fiscal year ended December 31, 2005

General

1.   We note that the filed document is based on an outdated version of Form 10-KSB. Please amend the filing to provide the information required by the current version of the form, which can be obtained at: http://www.sec.gov/about/forms/form10-ksb.pdf

2.   We note that the Form 10-QSB for the quarter ended March 31, 2006 should have been filed no later than Monday, May 15, 2006. Please file the 10-QSB as soon as possible.

Item 7. Financial Statements

3.   We noted your disclosure that you consider the Company an inactive entity under Rule 3-11 of Regulation S-X. However, your disclosure in Note 4 Shareholders' Equity indicates that you issued 11,500,000 shares of common stock on February 2005 to an individual who became the sole officer and director of the company resulting in a change in control. In addition, we note that the issuance of shares for services in both 2004 and 2005 are considered sales under the Securities Act. Pursuant to Rule 3-11, it does not appear that you meet the conditions to present unaudited financial statements. Please revise to present audited financial statements for all periods presented.

Item 11. Security Ownership of Certain Beneficial Owners and Management

4.   It appears that the disclosure of a single person owning all 11,648,000 shares of common stock is inconsistent with the disclosure in Note 4 Shareholders' Equity which states 148,000 shares of common stock were issued to the founder and 11,500,000 shares of common stock were issued to the new officer and director. The disclosure in Item 11 is also inconsistent with your disclosure under Item 5. Please clarify and revise.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Angela Halac, Staff Accountant at (202) 551-3398 or Carlton Tartar, Assistant Chief Accountant at (202) 551-3558 if you have any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies